SECURITIES AND EXCHANGE COMMISSION
Washington, D. C. 20549
SCHEDULE 13D/A
Under the Securities Exchange Act of 1934
(Amendment No. 2)*

ANACOMP, INC.

(Name of Issuer)

Class A Common Stock, $.01 par value
and
Class B Common Stock, $.01 par value

(Title of Class of Securities)

032371106

(CUSIP Number)

with a copy to:

Steven G. Singer
American Banknote Corporation
560 Sylvan Avenue
Englewood Cliffs, NJ 07632
(201) 568-4400

(Name, Address and Telephone Number of Persons Authorized to Receive Notices
and Communications)

May 3, 2002

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d—1(g), check the following box .

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes)

(Continued on the following pages)

(Page 1 of 15)

CUSIP No.: 032371106	Page 2 of 15

1	NAME OF REPORTING PERSON/ I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Remus Holdings, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP [ ] (a) [X] (b)

3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions): OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) Not Applicable

6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 8 9 10	SOLE VOTING POWER SHARED VOTING POWER SOLE DISPOSITIVE POWER SHARED DISPOSITIVE POWER	2* 2*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2*

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions): Not Applicable

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.00%**

14	TYPE OF REPORTING PERSON (See Instructions): OO

* Class A Common Stock.

** Represents the percentage of beneficial ownership of all currently outstanding shares of common stock of the Company.

CUSIP No.: 032371106	Page 3 of 15

1	NAME OF REPORTING PERSON/ I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Second Singer Children's Trust

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP [ ] (a) [X] (b)

3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions): OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) Not Applicable

6	CITIZENSHIP OR PLACE OF ORGANIZATION New Jersey

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 8 9 10	SOLE VOTING POWER SHARED VOTING POWER SOLE DISPOSITIVE POWER SHARED DISPOSITIVE POWER	1* 1*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1*

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions): Not Applicable

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.00%**

14	TYPE OF REPORTING PERSON (See Instructions): OO

* Class A Common Stock.

** Represents the percentage of beneficial ownership of all currently outstanding shares of common stock of the Company.

CUSIP No.: 032371106	Page 4 of 15

1	NAME OF REPORTING PERSON/ I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Gary & Karen Singer Children's Trust

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP [ ] (a) [X] (b)

3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions): OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) Not Applicable

6	CITIZENSHIP OR PLACE OF ORGANIZATION New Jersey

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 8 9 10	SOLE VOTING POWER SHARED VOTING POWER SOLE DISPOSITIVE POWER SHARED DISPOSITIVE POWER	1* 1*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1*

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions): Not Applicable

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.00%**

14	TYPE OF REPORTING PERSON (See Instructions): OO

* Class A Common Stock.

** Represents the percentage of beneficial ownership of all currently outstanding shares of common stock of the Company.

CUSIP No.: 032371106	Page 5 of 15

1	NAME OF REPORTING PERSON/ I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Mars/Normel Retirement Trust

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP [ ] (a) [X] (b)

3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions): OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) Not Applicable

6	CITIZENSHIP OR PLACE OF ORGANIZATION New York

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 8 9 10	SOLE VOTING POWER SHARED VOTING POWER SOLE DISPOSITIVE POWER SHARED DISPOSITIVE POWER	26,477* 26,477*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 26,477*

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions): Not Applicable

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.66%**

14	TYPE OF REPORTING PERSON (See Instructions): OO

* Class A Common Stock.

** Represents the percentage of beneficial ownership of all currently outstanding shares of common stock of the Company.

CUSIP No.: 032371106	Page 6 of 15

1	NAME OF REPORTING PERSON/ I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Romulus Holdings, Inc.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP [ ] (a) [X] (b)

3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions): OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) Not Applicable

6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 8 9 10	SOLE VOTING POWER SHARED VOTING POWER SOLE DISPOSITIVE POWER SHARED DISPOSITIVE POWER	3,004* 3,004*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,004*

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions): Not Applicable

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.07%**

14	TYPE OF REPORTING PERSON (See Instructions): CO

* Class A Common Stock.

** Represents the percentage of beneficial ownership of all currently outstanding shares of common stock of the Company.

CUSIP No.: 032371106	Page 7 of 15

1	NAME OF REPORTING PERSON/ I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Karen Singer

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP [ ] (a) [X] (b)

3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions): OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) Not Applicable

6	CITIZENSHIP OR PLACE OF ORGANIZATION New Jersey

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 8 9 10	SOLE VOTING POWER SHARED VOTING POWER SOLE DISPOSITIVE POWER SHARED DISPOSITIVE POWER	19,542.59* 19,542.59*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 19,542.59*

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions): Not Applicable

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.48%**

14	TYPE OF REPORTING PERSON (See Instructions): OO

* Karen Singer beneficially owns 19,501 shares of Class A Common Stock as an individual. Karen Singer may be deemed to beneficially own 41.59 shares of Class B Common Stock owned by the Singer Children’s Management Trust due to her position as sole trustee. Karen Singer disclaims beneficial ownership of the shares of Class B Common Stock held by the Singer Children’s Management Trust.

** Represents the percentage of beneficial ownership of all currently outstanding shares of common stock of the Company.

CUSIP No.: 032371106	Page 8 of 15

1	NAME OF REPORTING PERSON/ I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Singer Children's Management Trust

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP [ ] (a) [X] (b)

3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions): OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) Not Applicable

6	CITIZENSHIP OR PLACE OF ORGANIZATION New Jersey

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 8 9 10	SOLE VOTING POWER SHARED VOTING POWER SOLE DISPOSITIVE POWER SHARED DISPOSITIVE POWER	41.59* 41.59*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 41.59*

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions): Not Applicable

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.00%**

14	TYPE OF REPORTING PERSON (See Instructions): OO

* Class B Common Stock.

** Represents the percentage of beneficial ownership of all currently outstanding shares of common stock of the Company.

CUSIP No.: 032371106	Page 9 of 15

1	NAME OF REPORTING PERSON/ I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Daniel Martin Singer Trust

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP [ ] (a) [X] (b)

3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions): OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) Not Applicable

6	CITIZENSHIP OR PLACE OF ORGANIZATION New Jersey

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 8 9 10	SOLE VOTING POWER SHARED VOTING POWER SOLE DISPOSITIVE POWER SHARED DISPOSITIVE POWER	5.54* 5.54*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5.54*

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions): Not Applicable

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.00%**

14	TYPE OF REPORTING PERSON (See Instructions): OO

* Class B Common Stock.

** Represents the percentage of beneficial ownership of all currently outstanding shares of common stock of the Company.

CUSIP No.: 032371106	Page 10 of 15

1	NAME OF REPORTING PERSON/ I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Martin Singer GST Trust

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP [ ] (a) [X] (b)

3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions): OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) Not Applicable

6	CITIZENSHIP OR PLACE OF ORGANIZATION New Jersey

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 8 9 10	SOLE VOTING POWER SHARED VOTING POWER SOLE DISPOSITIVE POWER SHARED DISPOSITIVE POWER	12.31* 12.31*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 12.31*

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions): Not Applicable

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.00%**

14	TYPE OF REPORTING PERSON (See Instructions): OO

* Class B Common Stock.

** Represents the percentage of beneficial ownership of all currently outstanding shares of common stock of the Company.

This Statement on Schedule 13D is hereby amended, supplemented and restated as set forth below. This Amendment No. 2 to Schedule 13D is being made to reflect the fact that Steven G. Singer was mistakenly listed as a director and officer of Remus Holdings, LLC and Romulus Holdings, Inc. while he had resigned from such positions in November 2001.

Item 1.     Security and Issuer.

          This Amendment No. 2 to Schedule 13D relates to the Class A Common Stock, par value $.01 per share (the "Class A Common Stock"), and the Class B Common Stock, par value $.01 per share (the "Class B Common Stock"), of Anacomp, Inc, an Indiana corporation (the "Company") (the Class A Common Stock and the Class B Common Stock are collectively referred to as, the "Common Stock"), whose principal executive offices are located at 12365 Crosthwaite Circle, Poway, CA 92064 (Class A Common Stock and Class B Common Stock are identical with respect to their rights and preferences, except that the Class B Common Stock is subject to ratable dilution under certain circumstances as set forth in the Restatement of Articles of Incorporation filed on January 2, 2002).

Item 2.     Identity and Background.

          This statement is being filed on behalf of Remus Holdings, LLC ("Remus Holdings"), the Second Singer Children's Trust (the "SSC Trust"), the Gary & Karen Singer Children's Trust (the "GKS Trust"), the Mars/Normel Retirement Trust (the "MNR Trust"), the Singer Children's Management Trust (the "SCM Trust"), Karen Singer, Romulus Holdings, Inc. ("Romulus Holdings"), the Daniel Martin Singer Trust (the "DMS Trust") and the Martin Singer GST Trust (the "MSG Trust", collectively, with the SSC Trust, the GKS Trust, the MNR Trust, the SCM Trust and the DMS Trust, the "Trusts") (the Trusts, collectively with Remus Holding, Romulus Holdings and Karen Singer, are referred to as the "Reporting Persons").

          Remus Holdings, a Delaware limited liability company, has a business address of 25 Coligni Avenue, New Rochelle, New York 10801. The following are the names and principal occupations of the directors, executive officers and control persons of Remus Holdings:

Brad Singer	Director and President; President of HRH Construction, Inc., 1 Park Avenue, New York, New York 10016

Gary Singer	Consultant; Consultant 113 Jackson Drive, Cresskill, New Jersey 07626

          The SSC Trust has an address of 10 Loman Court, Cresskill, New Jersey 07626. Steven G. Singer and Norma Brandes are co-trustees of SSC Trust.

          The GKS Trust has an address of 10 Loman Court, Cresskill, New Jersey 07626. Steven G. Singer and Rebecca Singer are co-trustees of GKS Trust

          The MNR Trust has an address of 25 Coligni Avenue, New Rochelle, New York 10801. Brad Singer and Philip Mandelbaum are co-trustees of MNR Trust.

          The SCM Trust has an address of 113 Jackson Drive Cresskill, New Jersey 07626. Karen Singer is the sole trustee of SCM Trust.

          Karen Singer has an address of 113 Jackson Drive, Cresskill, New Jersey 07626. Karen Singer's husband, Gary Singer, is a private consultant to Remus Holdings and Romulus Holdings.

          Romulus Holdings, a Delaware corporation, has a business address of 560 Sylvan Avenue, Englewood Cliffs, New Jersey 07632. The following are the names and principal occupations of the directors, executive officers and control persons of Romulus Holdings:

Brad Singer	Director and President; President of HRH Construction, Inc., 1 Park Avenue, New York, New York 10016

Gary Singer	Consultant; Consultant 113 Jackson Drive, Cresskill, New Jersey 07626

          The DMS Trust has an address of 10 Loman Court, Cresskill, New Jersey 07626. Steven G. Singer is the sole trustee of DMS Trust.

          The MSG Trust has an address of 10 Loman Court, Cresskill, New Jersey 07626. Dorothy Singer is the sole trustee of MSG Trust.

          Pursuant to Rule 13d-3 of the Securities Exchange Act of 1934 (the "Act") each of the directors officers, control persons and trustees of the Reporting Persons set forth above (each, an "Individual") may be deemed to beneficially own the shares of Common Stock owned by the Reporting Person for which such Individual is a director, officer, control person or trustee. Each of the directors, officers, control persons and trustees of the Reporting Persons disclaim beneficial ownership of the shares of Common Stock owned by such Reporting Person for which such Individual is a director, officer, control person or trustee. Each of the Reporting Persons disclaims that they are members of a "group" for purposes of Section 13(d) of the Securities and Exchange Act of 1934.

          During the past five years, none of the Reporting Persons or the Individuals have ever been: (i) convicted in any criminal proceeding, or (ii) a party to any civil proceeding commenced before a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is now subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 4.     Purpose of Transaction.

          Item 4 is hereby amended and restated as follows:

          Between May 3, 2002 and June 20, 2002 the Reporting Persons sold an aggregate of 225,000 shares of Common Stock then owned by the reporting persons as described in Item 5 of this Amendment. The Reporting Persons own less than 5% of the Common Stock of the Company.

          Each of the Reporting Persons may in the future, depending upon market conditions and other factors, chose to dispose of or acquire additional shares of Common Stock of the Company through additional loans to the Company or through open market or privately negotiated transactions or effect other transactions which would result in any of the actions specified in clauses (a) through (j) of Item 4 of the Instructions to Schedule 13D.

          Steven G. Singer resigned as a Director of the Company effective May 15, 2002.

          Except as set forth above, none of the Reporting Persons has formulated any plans or proposals as a result of ownership which relate to or would result in any of the actions specified in clauses (a) through (j) of Item 4 of the Instructions to Schedule 13D.

Item 5.     Interest in Securities of the Issuer.

          Item 5 is amended and restated as follows:

          As of April 30, 2002 there were 4,030,000 shares of Class A Common Stock outstanding and 4,034 shares of Class B Common Stock outstanding. As of June 20, 2002, (i) the SCM Trust beneficially owns 41.59 shares of Class B Common Stock (0.00% of the outstanding shares of the current outstanding Common Stock of the Company), (ii) the DMS Trust beneficially owns 5.54 shares of Class B Common Stock (0.00% of the outstanding shares of the current outstanding Common Stock of the Company), (iii) the MSG Trust beneficially owns 12.31 shares of Class B Common Stock (0.00% of the outstanding shares of the current outstanding Common Stock of the Company), (iv) Remus Holdings beneficially owns 2 shares of Class A Common Stock (0.00% of the outstanding shares of the current outstanding Common Stock of the Company), (v) the SSC Trust beneficially owns 1 share of Class A Common Stock (0.00% of the outstanding shares of the current outstanding Common Stock of the Company), (vi) the GKS Trust beneficially owns 1 shares of Class A Common Stock (0.00% of the outstanding shares of the current outstanding Common Stock of the Company), (vii) the MNR Trust beneficially owns 26,477 shares of Class A Common Stock (0.66% of the outstanding shares of the current outstanding Common Stock of the Company) and (viii) Romulus Holdings beneficially owns 3,004 shares of Class A Common Stock (0.07% of the outstanding shares of the current outstanding Common Stock of the Company) and (ix) Karen Singer beneficially owns 19,501 shares of Class A Common Stock and may be deemed to beneficially own 41.59 shares of Class B Common Stock (0.48% of the outstanding shares of the current outstanding Common Stock of the Company). The Reporting Persons beneficially own an aggregate of 49,045.44 shares of Class A Common Stock and an aggregate of 59.44 shares of Class B Common Stock (1.22% of the outstanding shares of the current outstanding Common Stock of the Company).

          Pursuant to Rule 13d-3 of the Securities Exchange Act of 1934 each of the directors officers, control persons and trustees of the Reporting Persons set forth above (each, an "Individual") may be deemed to beneficially own the shares of Common Stock owned by the Reporting Person for which such Individual is a director, officer, control person or trustee. Each of the directors, officers control persons and trustees of the Reporting Persons disclaim beneficial ownership of the shares of Common Stock owned by such Reporting Person for which such Individual is a director, officer, control person or trustee. Each of the Reporting Persons disclaims that they are members of a "group" for purposes of Section 13(d) of the Securities and Exchange Act of 1934.

          On May 3, 2002 Romulus Holdings sold 55,000 shares of Class A Common Stock for an aggregate sale price of $1,616,263.76 ($29.44 per share). This sale is reflected in the body of this Amendment No. 2 to Schedule 13D.

          On May 10, 2002 Romulus Holdings sold 35,925 shares of Class A Common Stock for an aggregate sale price of $1,059,755.60 ($29.50 per share). This sale is reflected in the body of this Amendment No. 2 to Schedule 13D.

          On May 10, 2002 Remus Holdings sold 34,075 shares of Class A Common Stock for an aggregate sale price of $1,005,182.24 ($29.50 per share). This sale is reflected in the body of this Amendment No. 2 to Schedule 13D.

          On June 20, 2002 SSC Trust sold 32,500 shares of Class A Common Stock for an aggregate sale price of $922,972.16 ($28.40 per share). This sale is reflected in the body of this Amendment No. 2 to Schedule 13D.

          On June 20, 2002 GKS Trust sold 33,423 shares of Class A Common Stock for an aggregate sale price of $949,184.57 ($28.40 per share). This sale is reflected in the body of this Amendment No. 2 to Schedule 13D.

          On June 20, 2002 MNR Trust sold 12,525 shares of Class A Common Stock for an aggregate sale price of $355,699.27 ($28.40 per share). This sale is reflected in the body of this Amendment No. 2 to Schedule 13D.

          On June 20, 2002 Remus Holdings sold 21,552 shares of Class A Common Stock for an aggregate sale price of $612,058.34 ($28.40 per share). This sale is reflected in the body of this Amendment No. 2 to Schedule 13D.

          During the past sixty days, there were no transactions in shares of the Common Stock of the Company, or any securities directly or indirectly convertible into or exchangeable for shares of the Common Stock of the Company, by the Reporting Persons or any person or entity controlled by them or any person or entity for which they possesses voting or investment control over the securities thereof except as set forth above.

Item 6.     Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

          Except as set forth herein, no contracts, arrangements, understandings or relationships exist with respect to any securities of the Company as between any Reporting Person and any other person or entity.

Item 7.     Material to be Filed as Exhibits.

          (1)      Power of Attorney, dated January 31, 2002.*

           _________________________

           * Previously filed.

Signature

          After reasonable inquiry and to the best of the undersigned's knowledge and belief, the undersigned hereby certifies that the information set forth in this statement is true, complete and correct.

July 9, 2002

REMUS HOLDINGS, LLC

/s/ Brad C. Singer
Brad C. Singer, Vice President

SECOND SINGER CHILDREN'S TRUST

/s/ Steven G. Singer
Steven G. Singer, Trustee

GARY & KAREN SINGER CHILDRENS TRUST

/s/ Steven G. Singer
Steven G. Singer, Trustee

MARS/NORMEL RETIREMENT TRUST

/s/ Steven G. Singer
Steven Singer, as attorney in fact

SINGER CHILDREN'S MANAGEMENT TRUST

/s/ Steven G. Singer
Steven Singer, as attorney in fact

ROMULUS HOLDINGS, INC.

/s/ Brad C. Singer
Brad C. Singer, President

DANIEL MARTIN SINGER TRUST

/s/ Steven G. Singer
Steven G. Singer, Trustee

MARTIN SINGER GST TRUST

/s/ Steven G. Singer
Steven Singer, as attorney in fact

/s/ Steven G. Singer
Steven G. Singer

/s/ Steven G. Singer
Steven Singer, as attorney in fact

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations
(See 18 U.S.C. 1001)